UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 8-A

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FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

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NEWGIOCO GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	33-0823179
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

130 Adelaide Street West, Suite 701 Toronto, Ontario M5H 2K4, Canada
(Address of principal executive offices) (Zip Code)

Securities to be registered to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:

Common Stock, $0.0001 Par Value Per Share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.   ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.   ☐

If this form relates to the registration of a class of securities concurrently with Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

Newgioco Group, Inc. (the “Registrant”, “we”, “our” and “us”) is filing this Registration Statement on Form 8-A, pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the listing of our shares of Common Stock, $0.0001 par value per share (the “Common Stock”), on the NASDAQ Capital Market under the symbol “NWGI.” The following description is a summary of information concerning our capital stock and certain provisions of our amended and restated certificate of incorporation, as amended (the “Amended and Restated Certificate of Incorporation”), and bylaws.  Because the following description is a summary, it does not include all of the information that is included in the Amended and Restated Certificate of Incorporation, bylaws and applicable law.  The following description does not purport to be complete and is qualified by reference to the Amended and Restated Certificate of Incorporation, and bylaws, as amended, which are filed as Exhibit 3.1 and Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K filed on March 8, 2019, respectively, and applicable law.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant’s Securities to be Registered.

Authorized Capital Stock.

Our authorized capital stock consists of 160,000,000 shares of Common Stock and 20,000,000 shares of undesignated preferred stock, $0.0001 par value per share (“Preferred Stock”).

As of December 12, 2019, 11,363,575 (90,908,602 pre-reverse split) shares of the Common Stock were issued and outstanding, which were held by 252 holders of record and no shares of Preferred Stock are issued and outstanding.

Overview of Common Stock

This section describes the general terms of the Common Stock.

December 2019 Reverse Stock Split

We effected a one-for-eight reverse stock split on December 12, 2019. Upon the effectiveness of the reverse stock split, every eight shares of outstanding Common Stock decreased to one share of Common Stock. Similarly, the number of shares of Common Stock into which each outstanding warrant and option to purchase Common Stock was exercisable and each convertible note was convertible into, decreased on a one-for-eight basis, and the exercise price of each outstanding warrant and option to purchase Common Stock increased proportionately.

Prior Stock Splits

On November 28, 2017, the Board of Directors approved a two-for-one forward split of the Common Stock. The Common Stock dividend payment date was December 20, 2017 to stockholders of record as at December 18, 2017.

On September 30, 2005, we completed a one-for-ten reverse split of the Common Stock.

On June 30, 2005, we completed a one-for-ten reverse split of the Common Stock.

On July 24, 2004, the Board of Directors approved a seven-for-one forward split of the Common Stock. The Common Stock dividend payment date was July 26, 2004 to stockholders of record as at July 23, 2004.

Rights, Preferences and Privileges of Holders of Shares of Common Stock

Voting Rights. For all matters submitted to a vote of stockholders, each holder of Common Stock is entitled to one vote for each share registered in the holder’s name on our books. The Common Stock does not have cumulative voting rights. Except where otherwise provided by law or the Amended and Restated Certificate of Incorporation or bylaws, the presence, in person or by proxy duly authorized, of the holders of a majority of the outstanding shares of Common Stock entitled to vote constitutes a quorum for the transaction of business. Except as otherwise provided by law or by the Amended and Restated Certificate of Incorporation or bylaws, in all matters other than the election of directors, the affirmative vote of the majority of shares of Common Stock present in person or represented by proxy at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by law, the Amended and Restated Certificate of Incorporation or bylaws, directors are elected by a plurality of the votes of the shares of Common Stock present in person or represented by proxy at the meeting and entitled to vote generally on the election of directors.

Dividends. Subject to limitations under Delaware law and any preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably those dividends, if any, as may be declared by our Board of Directors out of legally available funds.

Liquidation. Upon our liquidation, dissolution or winding up, the holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and our other liabilities, subject to any prior rights of any Preferred Stock then outstanding.

Fully Paid and Nonassessable. All shares of our outstanding Common Stock are fully paid and nonassessable and any additional shares of Common Stock that we issue will be fully paid and nonassessable.

Other Rights and Restrictions. Holders of Common Stock do not have preemptive or subscription rights, and they have no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to Common Stock. The rights, preferences and privileges of holders of the Common Stock are subject to the rights of the stockholders of any series of Preferred Stock, which we may designate in the future. The Amended and Restated Certificate of Incorporation and bylaws do not restrict the ability of a holder of Common Stock to transfer the holder’s shares of Common Stock.

Securities Authorized for Issuance under Equity Compensation Plans

One Million One Hundred and Fifty Thousand 1,150,000 (9,200,000 pre-reverse split) shares of Common Stock are reserved for issue under the Registrant’s 2018 Equity Incentive Plan (the “2018 Plan”). To date, options to purchase 245,313 (1,962,500 pre-reverse split) shares of Common Stock have been granted under the 2018 Equity Incentive Plan. The 2018 Plan was adopted by the Board of Directors on August 2, 2018 and approved by stockholders on September 12, 2018. The 2018 Plan is administered by the Registrant’s Board of Directors and permits the discretionary award of incentive stock options (“ISOs”), non-statutory stock options (“NSOs”), restricted stock, restricted stock units (“RSUs”), stock appreciation rights (“SARs”), other equity awards and/or cash awards to selected participants. The 2018 Plan will remain in effect until the earlier of (i) August 2, 2028 and (ii) the date upon which the 2018 Plan is terminated pursuant to its terms, and in any event subject to the maximum share limit of the 2018 Plan. As of the date of this Registration Statement, the Registrant has issued 245,313 (1,962,500 pre-reverse split) options with a weighted average price of $2.86 ($0.36 pre-reverse split).

Shares of Common Stock to be issued to the former stockholders of VG pursuant to the terms of outstanding notes and potential earn-out shares.

On January 30, 2019, the Registrant expanded its operations with the acquisition of Virtual Generation Limited (“VG”). The Registrant issued to the former stockholders of VG a non-interest bearing promissory note providing for the payment of (a) an aggregate of €2,392,000 (approximately $2,737,000) in cash in 23 equal and consecutive monthly installments of €104,000 (approximately $119,000) commencing February 2019; and (b) an aggregate of €1,411,000 (approximately $1,615,000) in shares of the Common Stock in seventeen (17) equal and consecutive monthly installments of €83,000 (approximately $95,000) as determined by the average of the closing prices of such shares on the last 10 trading days immediately preceding the determination date of each monthly issuance, commencing on March 1, 2019. As of December 12, 2019, the Registrant has issued to such former stockholders of VG 314,635 (2,517,080 pre-reverse split) shares of Common Stock, representing payment of €836,000 (approximately $941,133) under the note:

In addition, pursuant to the terms of the Purchase Agreement that the Registrant entered into with VG, the Registrant agreed to pay the former stockholders of VG as an earn-out payment in shares of the Common Stock within one month from the end of the business year 2019 equal to an aggregate amount of €500,000 (approximately $570,000), if the amounts of bets made by the users through the VGS platform related to the Registrant’s 2019 fiscal year are at least 5% higher than the amounts of bets made by the users through the VGS platform related to the Registrant’s 2018 fiscal year.

Anti-Takeover Provisions of Delaware Law, the Amended and Restated Certificate of Incorporation and the Bylaws

The Registrant is governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction was approved by the Board of Directors prior to the time that the stockholder became an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the Board of Directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of the Registrant.

The Registrant’s Amended and Restated Certificate of Incorporation and Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of the Registrant’s Board of Directors or management team, including the following:

(1) Potential Effects of Authorized but Unissued Stock

We have shares of Common Stock and Preferred Stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including securities public offerings and other financings to raise additional capital, to facilitate corporate acquisitions or payment as a dividend on the capital stock.

The existence of unissued and unreserved Common Stock and Preferred Stock may enable the Board of Directors to issue shares to persons friendly to current management or to issue Preferred Stock with terms that could render more difficult or discourage a third-party attempt to obtain control of the Registrant by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of the Registrant’s management. In addition, the Board of Directors has the discretion to determine designations, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of Preferred Stock, all to the fullest extent permissible under the Delaware General Corporation Law and subject to any limitations set forth in the Amended and Restated Certificate of Incorporation. The purpose of authorizing the Board of Directors to issue Preferred Stock and to determine the rights and preferences applicable to such Preferred Stock is to eliminate delays associated with a stockholder vote on specific issuances.

(2) Limitations of Director Liability and Indemnification of Directors, Officers and Employees

The Amended and Restated Certificate of Incorporation limits the liability of directors to the fullest extent permitted by Delaware General Corporation Law. The Amended and Restated Certificate of Incorporation provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

●	breach of their duty of loyalty to the Registrant or its stockholders;

●	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

●	transaction from which the directors derived an improper personal benefit.

The Amended and Restated Certificate of Incorporation also provides that the Registrant will indemnify its directors and officers to the extent permitted by law and may indemnify employees and other agents. The Amended and Restated Certificate of Incorporation also provides that the Registrant may advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding.

The limitation of liability and indemnification provisions in the Amended and Restated Certificate of Incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might provide a benefit to the Registrant and its stockholders. The Registrant’s results of operations and financial condition may be harmed to the extent the Registrant pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant, the Registrant has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Board of Directors Vacancies

The Registrant’s Bylaws authorize only the Board of Directors to fill vacant directorships, including newly created seats.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation's certificate of incorporation provides otherwise. The Amended and Restated Certificate of Incorporation does not provide for cumulative voting.

Choice of Forum

The Amended and Restated Certificate of Incorporation provides that unless the Registrant consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, all Internal Corporate Claims (as defined therein) shall be brought solely and exclusively in the Court of Chancery of the State of Delaware (or, if such court does not have jurisdiction, the Superior Court of the State of Delaware, or, if such other court does not have jurisdiction, the United States District Court for the District of Delaware).

Transfer Agent

The transfer agent and registrar for the Common Stock is Signature Stock Transfer, Inc. Its address is 14673 Midway Road, Suite #220, Addison, Texas 75001 and its telephone number is (972) 612-4120.

Listing

The Common Stock has been approved for listing on The Nasdaq Capital Market under the symbol “NWGI.”

Item 2. Exhibits.

In accordance with the “Instructions as to Exhibits” with respect to Form 8-A, no exhibits are required to be filed as part of this registration statement because no other securities of the Registrant are registered on The NASDAQ Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: December 23, 2019

NEWGIOCO GROUP, INC.

By:	/s/ Michele Ciavarella
Name: Michele Ciavarella Title: Chief Executive Officer